Filed by Nuveen Build America Bond Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Build America Bond Opportunity Fund

Commission File No. 811-22425

NUVEEN BUILD AMERICA BOND OPPORTUNITY FUND (NBD)

PLEASE VOTE NOW! WE NEED YOUR HELP!

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES FURTHER MAILINGS AND PHONE CALLS

Dear Shareholder:

The Annual Meeting of Nuveen Build America Bond Opportunity Fund (the “Fund”) has been postponed to allow shareholders more time to vote. The meeting will reconvene on September 18, 2018 at 2:00 p.m., Central Time at the offices of Nuveen, 333 West Wacker Drive, Chicago, IL 60606.

As a shareholder you are being asked to consider the proposed merger of NBD into NBB. If the proposal is approved, the combined fund will conduct a 20 percent tender offer, eliminate its contingent term provision, change its principal investment policy to invest at least 80 percent of its assets in taxable municipal securities, and change its name to Nuveen Taxable Municipal Income Fund. The proposal is intended to benefit shareholders in a number of ways, including continued exposure to the Fund’s portfolio of scarce Build America Bonds (BABs) with above-market purchase yields relative to current taxable municipal bond yields and avoidance of potentially sizeable taxable capital gain distributions.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL

YOUR VOTE IS VERY IMPORTANT

Your prompt proxy vote will SAVE the cost of sending additional reminder mailings, e-mails and phone calls.

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to www.proxyvote.com or scan the QR code shown on your voting instrument. Please have your voting instrument in hand to access your control number (located in the box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your voting instrument. Please have your voting instrument in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date your voting instrument and then return it in the enclosed postage paid envelope.

The Joint Proxy Statement/Prospectus we sent you contains important information regarding the proposal that you and other shareholders are being asked to consider. You may obtain a copy of the Joint Proxy Statement/Prospectus for your Fund at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/. Please read the materials carefully. If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, the Fund’s proxy solicitor, toll free at 1-866-963-5818.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.